STATEMENT OF FINANCIAL CONDITION

HFF Securities, L.P.
As of December 31, 2020
With Report of Independent Registered Public Accounting Firm

HFF Securities L.P.

Statement of Financial Condition

Year Ended December 31, 2020

Contents



KPMG LLP
BNY Mellon Center
Suite 3400
500 Grant Street
Pittsburgh, PA 15219-2598

Report of Independent Registered Public Accounting Firm

The Board of Directors of Jones Lang LaSalle, Inc.
The Partners of HFF Securities, L.P.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HFF Securities, L.P. (the Partnership) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Partnership's auditor since 2019.

Pittsburgh, Pennsylvania
March 16, 2021

HFF Securities L.P.

Statement of Financial Condition

December 31, 2020

Assets

Cash	$ 24,142,719
Accounts receivable	9,389,008
Due from affiliates	720,212
Intangible assets, net of accumulated amortization of $252,000	84,000
Goodwill	1,762,000
Other assets	538,675
Total assets	$ 36,636,614

Liabilities and partners' capital

Liabilities:

Accounts payable and accrued liabilities	394,229
Due to affiliates	7,637,873
Accrued compensation	9,078,737
Total liabilities	$ 17,110,839

Partners' capital:

General partner's capital (1 partnership unit)	195,258
Limited partners' capital (99 partnership units)	19,330,517
Total partners' capital	19,525,775
Total liabilities and partners' capital	$ 36,636,614

See accompanying notes to financial statements.

HFF Securities L.P.

Notes to Statement of Financial Condition

December 31, 2020

1. Organization

HFF Securities L.P. (the Partnership) is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. As such, the Partnership's operations are impacted by the availability of credit in the market and capital flows into the real estate sector. The Partnership may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies. Additionally, the Partnership earns fees for referring clients to an affiliate, Holliday Fenoglio Fowler, L.P.

Holliday Fenoglio Fowler, L.P. ("HFF LP") is a financial intermediary and advisor in the commercial real estate industry that maintains offices in 25 cities in the United States and one office in London, United Kingdom as well as HFF Securities, Ltd. ("HFFS Ltd.") a securities advisor in the United Kingdom. The Partnership shares office space with its affiliate in its Los Angeles, California and New York, New York offices.

On July 1, 2019, HFF Securities L.P. underwent a change-in-control event whereby Jones Lang LaSalle Incorporated ("JLL") acquired HFF, Inc., the Partnership's limited partner and thus has obtained control of the entity. HFF Securities L.P. has elected to continue to prepare its financial statements using its historical basis that existed before the acquirer obtained control of the entity. All balances due to HFF, Inc. were assumed by JLL.

The Partnership was formed as a Delaware limited partnership and shall continue through April 2054 unless dissolved earlier by voluntary agreement of the partners or by any other act constituting dissolution under applicable law.

Capital contributions may be required only with the consent of the partners. Distributions of net cash flow (as defined in the partnership agreement) are made at the sole discretion of the General Partner, Holliday GP, LLC (as defined in the partnership agreement). None of the partners may withdraw from the Partnership without the consent of the other partners.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Partnership places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash

Cash includes cash on hand and in bank accounts.

Goodwill

Goodwill is required to be tested for impairment at least annually. The Partnership performs its annual impairment test as of July 1 or more frequently when indicators of impairment are present. The Partnership changed their evaluation date from October 1 to July 1 during the current year to align with the Parent Company evaluation policy. The Partnership considered qualitative factors while performing the annual impairment test of goodwill and determined it is not more-likely-than-not that the fair value of the reporting unit is less than the carrying value. In performing its assessment, the Partnership primarily considered (i) macroeconomic and industry trends, (ii) overall financial performance, and (iii) near and longer-term forecasts of operating income and cash flows generated by the Partnership in relation to the carrying values of the net assets. In addition to the annual impairment evaluation, the Partnership evaluated whether events or circumstances have occurred in the period subsequent to the annual impairment testing and determined it is not more-likely-than-not that the fair value of its reporting unit is less than its carrying value.

Intangible Assets

Intangible assets are comprised of a non-compete agreement. Based upon the term of the non-compete agreement a useful life of five years was assigned to the asset.

Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable.

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2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership is subject to the provisions of the Financial Accounting Standards Board (FASB) ASC 740-10, *Accounting for Uncertainty in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. For the year ended December 31, 2020, management analyzed the Partnership's inventory of tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction) and concluded that no provision for income tax is required in the Partnership's financial statements. The Partnership's Federal and state income tax returns for tax years for which the applicable statutes of limitations have not expired (open tax periods: the years ended December 31, 2016, December 31, 2017, December 31, 2018 and the six months ended June 30, 2019) are subject to examination by the Internal Revenue Service and state departments of revenue. As of and during the year ended December 31, 2020, the Partnership did not have a liability for any unrecognized tax benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Intangible Assets

In 2017, HFF, Inc.'s purchase price allocation ascribed $336,000 to a non-competition agreement on the acquisition of Hentschel & Company, LLC. The details of the non-compete agreement for the year ended December 31, 2020 are as follows:

	Original useful Life	Remaining useful life	Gross carrying value	Accumulated amortization	Net carrying amount
Non-compete agreement	5 years	1.25 years	$336,000	$(252,000)	$84,000
					$84,000

4. Goodwill

Goodwill is evaluated for impairment on an annual basis as of July 1 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Partnership changed their evaluation date from October 1 to July 1 during the current year in order to align with the Parent Company evaluation policy. The Partnership operates under a single reporting unit, real estate capital markets, and at December 31, 2020, all of the $1,762,000 of goodwill was allocated to this unit. There were no additions or impairments to the carrying value of the Partnership's goodwill during the year ended December 31, 2020.

For the year ended December 31, 2020, the Partnership performed a qualitative analysis for the real estate capital markets reporting unit to determine whether it was more likely than not that the fair value was less than the carrying value. As a result of this assessment, the Partnership concluded that goodwill assigned to the real estate capital markets reporting unit was not impaired at December 31, 2020.

5. Net Capital Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2020, the Partnership's net capital ratio was 2.4 to 1.0. At December 31, 2020, the Partnership had net capital of $7,031,880, which was $5,891,157 in excess of its required minimum net capital of $1,140,723.

6. Related-Party Transactions

During 2020, the Partnership engaged in related-party transactions with JLL, its limited partner, HFF LP, its commercial real estate financial intermediary affiliate, HFFS Ltd., its United Kingdom affiliate and other affiliated parties: JLL Securities, L.L.C. ("JLLS"), JLL Real Estate Capital, L.L.C. ("JREC") and JLL Valuation & Advisory Services ("JLL VAS"). At December 31, 2020, a total of $720,212 is due from affiliates and a total of $7,637,873 is due to affiliates. Such amounts are reflected on the Statement of Financial Conditions. The outstanding balances due to/from affiliates are presented in the following table.

	JLL	JLLS	JLL VAS	JREC	HFF LP	HFFS Ltd	Total
Balance payable as of January 1, 2020	$ (10,578)				$ 3,086,863	$ (28,336)	$ 3,047,949
Current year activity:							
General office expenses	$ (284,355)				$ (23,713)		$ (308,068)
Professional fees and other expenses	$ (968,320)				$ (1,433,094)		$ (2,401,414)
Employee compensation and benefits	$ (15,973,478)				$ (2,071,397)		$ (18,044,875)
Fees collected at affiliate	$ 864,510	$ 433,000	$ 39,000	$ 248,212	$ 1,085,339		$ 2,670,060
Consulting fees due to affiliate	$ (798,275)				$ (1,111,375)		$ (1,909,650)
Intercompany payment	$ 10,000,000					$ 28,336	$ 10,028,336
Balance (payable) as of December 31, 2020	$ (7,170,496)	$ 433,000	$ 39,000	$ 248,212	$ (467,377)	$ (0)	$ (6,917,661)

7. Retirement Plan

JLL maintains a retirement savings plan for all eligible employees, in which employees may make pre-tax and/or Roth after tax deferred salary contributions up to a combined 50% of compensation and the maximum amount allowable by the Internal Revenue Service. Non-Roth after-tax contributions are allowed up to 25% of compensation, the maximum amount allowable by the Internal Revenue Service. JLL matches 100% of each dollar contributed through pre-tax and/or Roth after tax deferrals to the Plan, up to the first 3% of compensation. JLL matches 50% of each dollar contributed through pre-tax and/or Roth after tax deferrals to the Plan on the next 2% of compensation, up to maximum limit of $4,275 (Prorated due to mid-year match suspension). Employees are eligible for JLL match following 1 year of service and is 100% vested. Based on the impact from COVID-19 pandemic, the employer contributions for both Roth and Non -Roth plans were suspended between May and December. As of January 1, 2021, JLL has reinstated the employer contributions for both Roth and Non – Roth plans.

8. Legal Proceedings and Claims

The Partnership is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. The Partnership does not believe that any pending legal proceedings will have a material impact on the Partnership's financial condition or results of operations.

9. Subsequent Events

The Partnership has evaluated subsequent events through March 16, 2021, the date on which this financial statement was issued.